UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 07, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse appoints Osama Abbasi as CEO Asia Pacific; Kai Nargolwala becomes Regional Chairman
Zurich, September 7, 2010 Credit Suisse today announced that Osama Abbasi has been appointed Chief Executive Officer of the Asia Pacific Region and a member of the Executive Board of Credit Suisse Group AG and Credit Suisse AG, reporting to Brady Dougan, effective October 1, 2010. Kai Nargolwala will become Chairman of Credit Suisse Asia Pacific effective the same date.

Osama Abbasi, currently head of the Equities department of the Investment Bank in Asia Pacific, will become the CEO of the Asia Pacific region. He will be responsible for executing the bank’s strategy in Asia Pacific and will be responsible for both divisional and country performance in the region. Kai Nargolwala will take on the new role of non-executive Chairman of Credit Suisse in the region. In this role, he will provide counsel and guidance to senior management in the region, including the newly appointed CEO, with a focus on strategy and senior client relationships.

Hans-Ulrich Doerig, Chairman of Credit Suisse Group, said: “Asia Pacific is a very important growth region for us and these appointments further strengthen our management team in the region. The appointment of Osama Abbasi demonstrates the depth of talent we have developed at Credit Suisse under Brady Dougan’s leadership, enabling us to promote yet another member of our existing senior management to the executive team. We are pleased that Kai Nargolwala will continue to contribute to the bank in his new role as non-executive Chairman of Credit Suisse in Asia Pacific. Kai has done a tremendous job in defining and implementing the strategic agenda for expansion of the bank’s presence in Asia Pacific and in managing the region through a very turbulent time for the industry. In his new role, Kai’s wise counsel and extensive Asia experience will benefit Credit Suisse greatly as we continue to develop our business in the region.”

Brady W. Dougan, CEO of Credit Suisse, said: “I am delighted to welcome Osama as a member of the executive team and I am most grateful to Kai for his enormous contribution over the past few years. Osama has a strong track record as one of our most talented business leaders and will bring great energy and focus to his new role. As regional CEO of Asia Pacific, he will provide essential leadership as we further develop our strategy, our brand, our people and our client relationships across our business divisions in this key growth market. I am delighted that Kai will continue to play an important role in helping guide our strategy in the region. Kai has been an invaluable leader for the bank in Asia Pacific, overseeing a number of key strategic developments that will stand our franchise in good stead as it further grows under Osama’s stewardship.”

He concluded: “Credit Suisse is on track to continue growing as a well capitalized, globally integrated bank. We are confident that these appointments in Asia Pacific will help to further accelerate the implementation of our client-focused, capital-efficient strategy.”

Osama Abbasi will remain based in Hong Kong and Kai Nargolwala will relocate to Singapore.

Media Release
September 7, 2010 2/3

Notes to Editors – the following will apply with effect from October 1, 2010:

Osama S. Abbasi will become Chief Executive Officer of Credit Suisse Asia Pacific and a member of the Executive Board of Credit Suisse Group and Credit Suisse with effect from October 1, 2010 and will be based in Hong Kong. He is currently head of the Equity department in Asia Pacific and a member of the Investment Bank Management Committee, Global Equity Management Committee and the Asia Pacific Operating Committee. Previously, Mr. Abbasi was Head of Global Securities for Non-Japan Asia and Australia, responsible for both the Equities and Fixed Income departments. Prior to that, he was the Head of European Securities Structured Derivatives and Fixed Income Sales for Europe, the Middle East and Africa.

Mr. Abbasi joined Credit Suisse Financial Products, the former derivatives subsidiary of Credit Suisse First Boston, in 1996 from Bankers Trust, where he worked in various trading and marketing positions in Fixed Income and Equities.

Mr. Abbasi holds a B. Sc. in Economics from the Wharton School of Business at the University of Pennsylvania.

Kai Nargolwala will become Chairman, Credit Suisse Asia Pacific with effect from October 1, 2010 and will be based in Singapore. Mr Nargolwala joined Credit Suisse in January 2008 as Asia Pacific CEO. In this role, he was responsible for all of Credit Suisse’s activities in the region including the private banking, investment banking and asset management businesses. Mr. Nargolwala was previously at Standard Chartered Bank, which he joined in 1998. He was appointed to the Board of Standard Chartered PLC in May 1999.  He was responsible for governance in Asia and the group's global Risk and Special Assets Management functions. In this capacity, he led the bank’s Asian M&A activities and regulatory and governmental relationships and was also responsible for senior client coverage and talent management.

Prior to Standard Chartered, Mr. Nargolwala worked for Bank of America for 19 years in various senior management roles in Europe, the US and Asia including Group Executive Vice President and Head of the Asia Wholesale Banking Group, headquartered in Hong Kong. He previously practiced as a Chartered Accountant with Peat Marwick Mitchell & Co. in London. Mr. Nargolwala holds a Bachelors degree in Economics from the University of Delhi, India and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr. Nargolwala is also a non-executive and the Lead Independent Director of Singapore Telecommunications Limited.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
September 7, 2010 3/3

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: September 07, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG